UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission File Number 000-29480

HERITAGE FINANCIAL CORPORATION 401(k) PROFIT SHARING PLAN AND TRUST
(Full title of the plan and address of the plan, if different from that of the issuer named below)

HERITAGE FINANCIAL CORPORATION
201 5TH AVENUE S.W.
OLYMPIA, WASHINGTON 98501-1114
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION
The Heritage Financial Corporation 401(k) Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and elects to file Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.
Furnished herewith are the financial statements and schedules of the Plan as of December 31, 2024 and 2023 and for the year ended December 31, 2024.

FINANCIAL STATEMENTS AND EXHIBITS
(a)    Financial statements and supplemental schedule
    Statements of Net Assets Available for Benefits as of December 31, 2024 and 2023
    Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2024
    Notes to Financial Statements
    Form 5500, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

(b)     Exhibits
The following exhibit is being furnished herewith and this list shall constitute the exhibit index:

23.1	Consent of Independent Registered Public Accounting Firm

(c)     Signatures

HERITAGE FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
Financial Statements and Supplemental Schedule
December 31, 2024 and 2023

HERITAGE FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
(1) Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Advisory Committee
of the Heritage Financial Corporation 401(k) Profit
Sharing Plan and Trust
Olympia, Washington

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Heritage Financial Corporation 401(k) Profit Sharing Plan and Trust (the "Plan") as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of Heritage Financial Corporation 401(k) Profit Sharing Plan and Trust’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP
We have served as the Plan's auditor since 2012.

Oakbrook Terrace, Illinois
June 18, 2025

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

HERITAGE FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
Statements of Net Assets Available for Benefits
December 31, 2024 and 2023

	December 31, 2024	December 31, 2023
Assets:
Investments at fair value:
Mutual funds	$99,520,889	$88,529,919
Heritage Financial Corporation common stock	5,385,321	5,411,392
Stable value collective trust fund	6,204,289	5,915,136
Money market account	233,450	235,115
Total investments at fair value	111,343,949	100,091,562
Notes receivable from participants	800,457	823,287
Non-interest bearing cash	47,362	794,261
Total assets	112,191,768	101,709,110

Liabilities:
Accounts payable and other	140	70
Total liabilities	140	70

Net assets available for benefits	$112,191,628	$101,709,040

See accompanying Notes to Financial Statements.

HERITAGE FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2024

Year Ended
December 31, 2024
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$11,241,075
Dividends and interest income	3,771,516
Revenue sharing income	17,633
Net investment income	15,030,224

Interest income on notes receivable from participants	58,734

Contributions:
Participant salary deferrals	6,120,291
Employer	1,815,786
Participant rollovers	527,306
Total contributions	8,463,383
Total additions to investments and contributions	23,552,341

Deductions from net assets attributed to:
Benefits paid to participants	12,880,865
Administrative expenses	188,888
Total deductions	13,069,753

Net increase in net assets	10,482,588
Net assets available for benefits, beginning of year	101,709,040
Net assets available for benefits, end of year	$112,191,628

See accompanying Notes to Financial Statements.

HERITAGE FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements
December 31, 2024 and 2023
(1)     Description of Plan
The following description of the Heritage Financial Corporation 401(k) Profit Sharing Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a) General
Heritage Financial Corporation (the "Company") is a bank-holding company headquartered in Olympia, Washington, and is considered the Plan Sponsor. The Plan is administered by the Advisory Committee, which consists of certain officers of the Company.
The Plan is a qualified defined contribution plan established by the Company under the provisions of Section 401(a) and Section 401(k) of the Internal Revenue Code ("IRC") with salary reduction and employee stock ownership features for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.
(b) Eligibility
Employees are eligible to participate in the Plan on the first of the month coincident with or following employment.
(c) Contributions
Subject to certain Internal Revenue Service ("IRS") limitations discussed below, participants may make elective pre-tax 401(k) and after-tax Roth 401(k) contributions up to 100% of their eligible compensation. The IRS limitations include a dollar limitation of $23,000 for 2024 and certain discrimination testing limitations. Additionally, participants over the age of 50 at Plan year end may make catch-up contributions up to the applicable dollar limitation of $7,500 for 2024.
Participants may also contribute elective after-tax contributions to the Plan, subject to discrimination testing limitations.
Participants may also contribute rollovers into the Plan, which represent distributions from other qualified plans, if certain conditions are met. The Plan permits participants to convert amounts within the Plan to Roth accounts either as in-plan Roth rollovers or in-plan Roth transfers.
The Company makes a matching contribution to participant accounts equal to 50% of the participant’s contribution, up to 6% of the participant’s eligible compensation. Matching contributions are considered part of the employer contributions and are subject to discrimination limitations.
The Company's profit sharing contribution is discretionary. The Company did not make a discretionary contribution for the plan year 2024. Discretionary profit sharing contributions are considered part of the employer contributions.
The following provisions apply to employer contributions:
•Participants are eligible for matching contributions upon participation in the Plan.
•Matching and discretionary profit sharing contributions to the Plan are invested as directed by the employee.
•Participants, who are not credited with at least 1,000 hours of service during the Plan year or are not employed on the last working day of a Plan year, are not eligible for an allocation of discretionary profit sharing contributions for that year except in the event of the participant’s death, disability or retirement.
(d) Participants' Accounts
Each participant’s account is valued daily and credited with the participant's contribution and allocations of (a) the Company's contributions, (b) Plan earnings (losses), (c) forfeitures of employer profit sharing contributions, (d) participant withdrawals and (e) allocation of administrative expenses as determined by the Plan document.
Allocations are based on participant contributions, eligible compensation, participant account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.
(e) Vesting
Participants are always 100% vested in all contributions and earnings thereon.
(f) Investment Options
Participants direct the investment of their contributions and the Company's matching contributions in 1% increments into various investment options offered by the Plan. The Plan currently offers investments in mutual funds, a stable value collective trust fund, and the Company's stock fund. Participants also have the option to invest in four different managed portfolio strategies or twelve different Target Retirement Date Funds. When a new participant is added to the Plan, any contribution will be allocated to the default investment option if the participant has inadvertently failed to provide investment election options.

The Company's stock fund is tracked on a unitized basis, which allows for daily trades, and consists of Company common stock and cash and cash equivalents (to meet daily cash needs).
Participants may change their investment elections and reallocate their investments on a daily basis. Contributions may be temporarily held as cash balances pending the execution of the investment according to the participant’s direction.
(g) Payment of Benefits
Generally, no distributions from the Plan may be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives), becomes disabled or otherwise terminates employment with the Company. However, the participant has the right to defer receipt of their Plan accounts until minimum distributions are required.
Distributions are made in cash, Company stock, or both (if eligible), at the election of the participant, subject to the terms of the Plan; are based on the participant’s vested account balance; and may be distributed in a lump sum. If a participant’s vested account balances exceed $5,000, a participant may elect to have the vested accounts distributed in a lump sum, a partial distribution or installments over a period of not more than the participant’s life expectancy.
Under certain conditions, participants, while still employed by the Company, are permitted to withdraw in a single sum, the employee deferral contribution portion of their account balance on account of hardship as defined in IRS regulations. In addition, participants, while still employed by the Company, are permitted to withdraw all or a portion of their account balances after age 59 1/2. Rollover accounts may be withdrawn, all or part, once during each Plan year regardless of the participant’s age.
The Plan provides for automatic rollovers for terminated participants with balances not exceeding $7,000 into an Individual Retirement Account (“IRA”) with Inspira Financial. Affected participants are notified of the change and provided an opportunity to distribute or move their funds. Participants are charged an annual $40 fee to maintain a balance and a $25 account closing fee is assessed when a participant leaves the plan.
(h) Voting and Dividend Rights
No participant shall have any voting or dividend rights or other rights of a stockholder prior to the time that shares are allocated to the participant.
Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.
(i) Forfeitures
Forfeitures may be used to pay reasonable and permitted administrative expenses, to reduce the Company’s employer contribution obligation or reallocated as additional employer contributions. There were no forfeitures used for these purposes during 2024. There were no forfeitures available to be used at December 31, 2024 and December 31, 2023.
(j) Notes Receivable from Participants
Participants may borrow any amount provided that the aggregate amount of all outstanding notes from the participant to the Plan, taking into account notes payable to any other qualified plan maintained by the employer, shall not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Participants can request loans for any purpose. Note terms shall not exceed five years, except for the purchase of a primary residence. The notes are collateralized by the balance in the participant’s account and bear interest at a rate equal to the then current prime rate. Loans which were transferred into the Plan retain the repayment terms and interest rates in effect at the time of transfer. Principal and interest is paid ratably through semi-monthly payroll deductions.
(k) Administrative Expenses
Administrative expenses including trust, recordkeeping and investment advisor fees are paid by the Plan. Certain administrative expenses incurred by the Plan, including audit expenses, are paid directly by the Company and are excluded from these financial statements. Investment-related expenses are included in the net appreciation of fair value of investments.

(2)    Summary of Significant Accounting Policies
(a) Basis of Accounting
The accompanying financial statements have been prepared under the accrual method of accounting. Investments held by a defined contribution plan are required to be reported at fair value.
(b) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(c) Risks and Uncertainties
The Plan allows participants to direct contributions into various mutual funds, a stable value collective trust fund and Company stock. The mutual funds are all registered investment companies. The underlying investment securities of the mutual funds, stable value collective trust fund, and the Company stock are exposed to various risks, including but not limited to interest rate risk, market risk, liquidity risk, credit risk, and global events. Due to the level of risk associated with certain underlying investment securities, the sensitivity of certain fair value estimates to changes in valuation assumptions, and the level of uncertainty related to changes in the value of the funds, it is likely that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Participants should refer to Heritage Financial Corporation’s annual and quarterly financial statements filed with the Securities and Exchange Commission (Form 10K and 10Q) regarding risks associated with Company stock.
(d) Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Trustees determine the Plan’s valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. See Note (3) Fair Value Measurements for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains and losses from security transactions are reported on the moving average method. Net appreciation (depreciation) in fair value of investments represents the change in fair value from one period to the next and realized gains and losses.
(e) Payment of Benefits
Benefits are recorded when paid. There were $47,222 allocated to withdrawing participants at December 31, 2024 and $480,718 allocations to withdrawing participants at December 31, 2023.
(f) Notes Receivable from Participants
Notes receivable from participants are stated at the outstanding balance of the loan plus accrued interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. All notes were current and the Plan recorded no allowance for credit losses on loans related to the outstanding notes receivable from participants as of December 31, 2024 and 2023.
(g) Recently Issued Pronouncements
Secure 2.0 Act of 2022, In December 2022, Securing a Strong Retirement Act (SECURE 2.0) was passed into law. This package of laws builds on the Setting Every Community Up for Retirement Enhancement (SECURE) Act of 2019. SECURE Act 2.0 covers numerous changes to retirement provisions designed to increase retirement savings, facilitate access to retirement savings, encourage employees to save for retirement, and lower employers’ cost of offering and funding retirement savings plans. The majority of the SECURE 2.0 provisions became effective in 2024. The provisions include both required and optional elements and the Plan Administrator will determine the optional provisions to elect. For the year ended December 31, 2024, the Plan adopted voluntary provisions to increase the account balance threshold to $7,000 for automatic rollover for terminated participants, allow in-service distributions for domestic abuse and certain emergency expenses, and treat surviving spouse as participants for required minimum distributions.

(3)    Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data. Level 2 quoted prices are obtained from independent third-party brokers or dealers, including prices derived from model-based valuation techniques for which the significant assumptions are observable in the market or corroborated by observable market data.
Level 3: Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Plan’s estimation of assumptions that market participants would use in pricing the asset or liability.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan. There have been no changes in the methodologies used at December 31, 2024 and 2023.
Heritage Financial Corporation common stock: Valued based on its closing price as quoted on the Nasdaq National Market System. The Plan Sponsor common stock is determined to be a Level 1 investment.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the United States Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. These are determined to be Level 1 investments.
Money market account: Valued based on quoted prices in active markets and determined to be a Level 1 investment.
Stable value collective trust fund: The stable value collective trust fund is valued at the NAV of units of the bank collective trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner. The stable value collective trust fund seeks to provide investors with a moderate level of stable income without principal volatility.
The fair value of other financial instruments such as employer contributions receivable approximate their carrying value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value on a recurring basis as of December 31, 2024 and 2023:

	Investments at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual funds	$99,520,889	$—	$—	$99,520,889
Heritage Financial Corporation common stock	5,385,321	—	—	5,385,321
Money market account	233,450	—	—	233,450
Total investments in the fair value hierarchy	105,139,660	—	—	105,139,660
Stable value collective trust fund (1)	—	—	—	6,204,289
Total investments at fair value	$105,139,660	$—	$—	$111,343,949

	Investments at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Mutual funds	$88,529,919	$—	$—	$88,529,919
Heritage Financial Corporation common stock	5,411,392	—	—	5,411,392
Money market account	235,115	—	—	235,115
Total investments in the fair value hierarchy	94,176,426	—	—	94,176,426
Stable value collective trust fund (1)	—	—	—	5,915,136
Total investments at fair value	$94,176,426	$—	$—	$100,091,562
(1) In accordance with FASB Accounting Codification Standards ("ASC") 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(4)    Plan Termination
Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon termination of the Plan, participant accounts will be distributed to the participant or his or her beneficiary as prescribed by the Plan document and the IRC.

(5)    Tax Status
The Plan obtained its latest favorable determination letter on May 22, 2018, in which the IRS ruled that the Plan, as amended through December 30, 2015, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since the as-amended date in the favorable determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been included in the Plan’s financial statements as of December 31, 2024.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2024 and 2023, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2021.

(6)    Party-in-Interest Transactions
A party-in-interest is defined under Department of Labor and ERISA regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The following qualify as a party-in-interest or party-in-interest transactions:
•Certain officers of the Company serve as Trustees of the Plan and certain officers or employees of the Company may perform administrative functions for the Plan. No officer or employee receives compensation from the Plan.
•The Plan’s assets are held by Matrix Trust Company, a Broadridge Financial Solutions, Inc. company, as the custodian of the Plan assets. The Plan assets are managed by the custodian, at the direction of the Trustees, which invests cash received, interest and dividend income, and makes distributions to participants.
•Northwest Plan Services, Inc. serves as the recordkeeper of the Plan. The recordkeeper maintains participant account detail and administers the payment of interest and principal on the participant loans.
•RBC Wealth Management serves as the investment advisor to the Plan.
•Administrative expenses including trust, recordkeeping and investment advisor fees paid to all parties-in-interest are considered parties-in-interest transactions. Total administrative expenses paid to parties-in-interest was $188,888 during the year ended December 31, 2024.
•The Plan issues loans to participants, which are secured by the balance in the participant’s accounts.
•The Plan’s investment in Heritage Financial Corporation common stock constitutes a party-in-interest transaction as the Company is a related party. The value of the Company common stock held by the Plan as of December 31, 2024 and 2023 is disclosed in Note (3) Fair Value Measurements. During the year ended December 31, 2024, the Plan purchased 5,850 shares of Heritage Financial Corporation common stock for $114,021 and sold 39,028 shares for $790,054 with a realized gain of $154,288. Total dividend income recognized by the Plan from the investment in Heritage Financial Corporation common stock was $214,707 during the year ended December 31, 2024.
•The Plan earns revenue sharing credits from certain mutual funds based on the invested balances. The credits may be used to pay reasonable and permitted administrative expenses. Credits used to pay Plan expenses during 2024 were $17,633.

(7)    Reconciliation of Financial statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at the following dates:

	December 31, 2024	December 31, 2023
Net assets available for benefits per the financial statements	$112,191,628	$101,709,040
Amounts allocated to withdrawing participants at current year end	(47,222)	(480,718)
Net assets available for benefits per the Form 5500	$112,144,406	$101,228,322
The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2024
Net increase in net assets available for benefit per the financial statements	$10,482,588
Amounts allocated to withdrawing participants at current year end	(47,222)
Amounts allocated to withdrawing participants at prior year end	480,718
Net increase per the Form 5500	$10,916,084

(8)    Subsequent Events
The Plan’s management evaluated subsequent events from December 31, 2024 through June 18, 2025, the date these financial statements were available to be issued. There have been no significant subsequent events during this period that require adjustments to or disclosure in the financial statements as of December 31, 2024 and for the year then ended.

SUPPLEMENTAL SCHEDULE
HERITAGE FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
EIN: 91-1857900
Plan Number: 003
Form 5500, Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2024

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value		Cost	Current Value
	Participant-directed investments:
	Mutual funds:
	American Funds EuroPacific Growth Fund Class R6	84,709	shares	**	$4,550,591
	American Funds New Perspective Fund Class R6	13,588	shares	**	844,479
	Fidelity Advisor Total Bond Fund Class Z	595,422	shares	**	5,591,015
	Fidelity Inflation-Protected Bond Index Fund	143,583	shares	**	1,276,454
	JPMorgan Large Cap Growth Fund Class R6	158,149	shares	**	13,243,363
	PIMCO RAE US Small Fund Institutional Class	345,803	shares	**	3,942,155
	T. Rowe Price Integrated U.S. Small-Cap Growth Equity Fund I Class	115,546	shares	**	5,025,079
	Vanguard Emerging Markets Stock Index Fund Admiral Shares	70,607	shares	**	2,596,214
	Vanguard Equity-Income Fund Admiral Shares	76,684	shares	**	6,761,210
	Vanguard Extended Market Index Fund Institutional Shares	52,038	shares	**	7,497,157
	Vanguard Institutional Index Fund Institutional Shares	42,529	shares	**	20,367,126
	Vanguard Real Estate Index Fund Admiral Shares	17,595	shares	**	2,222,469
	Vanguard Target Retirement 2020 Fund	26,461	shares	**	700,680
	Vanguard Target Retirement 2025 Fund	63,375	shares	**	1,184,485
	Vanguard Target Retirement 2030 Fund	82,182	shares	**	3,113,046
	Vanguard Target Retirement 2035 Fund	144,936	shares	**	3,475,563
	Vanguard Target Retirement 2040 Fund	46,012	shares	**	1,988,637
	Vanguard Target Retirement 2045 Fund	64,429	shares	**	1,911,616
	Vanguard Target Retirement 2050 Fund	44,231	shares	**	2,204,470
	Vanguard Target Retirement 2055 Fund	16,577	shares	**	921,843
	Vanguard Target Retirement 2060 Fund	10,467	shares	**	536,415
	Vanguard Target Retirement 2065 Fund	16,950	shares	**	569,871
	Vanguard Target Retirement 2070 Fund	1,703	shares	**	45,432
	Vanguard Target Retirement Income Fund	4,609	shares	**	60,376
	Vanguard Total Bond Market Index Fund Institutional Shares	491,590	shares	**	4,660,274
	Vanguard Total International Stock Index Fund Admiral Shares	133,508	shares	**	4,230,869
	Total Mutual funds				99,520,889
	Stable value collective trust fund:
	Galliard Stable Value C	100,932	units	**	6,204,289
*	Heritage Financial Corporation common stock	219,809	shares	**	5,385,321
	Money market account	233,450	units	**	233,450
	Total investments at fair value				111,343,949
*	Notes receivable from participants	Interest rates from 3.3% to 8.5% and maturity between September 2025 through April 2048		**	800,457
	Total				$112,144,406
*	A party-in-interest as defined by ERISA.
**	The cost of participant-directed investments is not required to be disclosed and therefore is not included.
See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBITS
The following exhibit is filed here within as a part of this report and included in the schedule below:

Exhibit Number	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HERITAGE FINANCIAL CORPORATION 401(k)
PROFIT SHARING PLAN AND TRUST

Date: June 18, 2025	By:	/s/ Donald J. Hinson
Donald J. Hinson
Trustee and Member of the Advisory Committee of the Heritage Financial Corporation 401(k) Profit Sharing Plan and Trust and Chief Financial Officer of Heritage Financial Corporation